Exhibit 12.1
CALCULATION OF RATIO OF EARNINGS TO FIXED CHARGES AND
EARNINGS TO COMBINED FIXED CHARGES
AND PREFERRED SHARE DISTRIBUTIONS
(Unaudited)
The following table sets forth our ratios of earnings to fixed charges and earnings to combined fixed charges and preferred share dividends for the periods indicated. The ratio of earnings to fixed charges was computed by dividing earnings by our fixed charges. The ratio of earnings to combined fixed charges and preferred share dividends was computed by dividing earnings by our combined fixed charges and preferred share dividends. For purposes of calculating these ratios, earnings consist of income from continuing operations plus fixed charges, less (income) loss from non-controlling interests and interest capitalized. Fixed charges consist of interest charges on all indebtedness, whether expensed or capitalized, the interest component of rental expense and the amortization of debt discounts and issue costs, whether expensed or capitalized. Preferred share dividends consist of dividends on our Series A preferred shares.

	(in thousands, except ratios)
	Fiscal Year Ended April 30,
	2013	2012	2011	2010	2009
Earnings
Income from continuing operations	$22,964	$9,763	$4,373	$5,534	$9,512
Add:
Combined fixed charges and preferred distributions (see below)	73,657	68,172	64,954	71,497	72,027
Less:
(Income) loss noncontrolling interests – consolidated real estate entities	(809)	(135)	180	(22)	40
Interest capitalized	(742)	(571)	(57)	(19)	(912)
Preferred distributions	(9,229)	(2,372)	(2,372)	(2,372)	(2,372)
Total earnings	$85,841	$74,857	$67,078	$74,618	$78,295

Fixed charges
Interest expensed	$63,686	65,229	62,525	69,106	68,743
Interest capitalized	742	571	57	19	912
Total fixed charges	$64,428	$65,800	$62,582	$69,125	$69,655
Preferred distributions	9,229	2,372	2,372	2,372	2,372
Total combined fixed charges and preferred distributions	$73,657	$68,172	$64,954	$71,497	$72,027

Ratio of earnings to fixed charges	1.33	1.14	1.07	1.08	1.12
Ratio of earnings to combined fixed charges and preferred distributions	1.17	1.10	1.03	1.04	1.09